

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Stephanie Wyss
President and Chief Financial Officer
Movie Trailer Galaxy, Inc.
11022 Aqua Vista Street, Suite 10
Studio City, CA 91602

> **Re:** **Movie Trailer Galaxy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 19, 2011**
> **File No. 333-169970**

Dear Ms. Wyss:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please include the date the registration statement was filed.

Prospectus Summary, page 1

Overview, page 1

2. We note your response to comment one in our letter dated January 3, 2011 and reissue this comment. As previously requested, please provide a detailed analysis *in this section of your filing* explaining why you believe the company is not a blank check company. Please also include a specific business plan for the next twelve months, disclosing the dates and timeline.

Summary of Consolidated Financial Information, page 2

3. We note your statement that "[t]he statement of operations and balance sheet data from April 27, 2010 (inception) through November 30, 2010 are derived from our audited financial statements." We also note your disclosure on page F-14 that your financial statements for the period ending November 30, 2010 are unaudited. Please revise.

Risk Factors, page 3

4. We note your response to comment two in our letter dated January 3, 2011. Please add a separate risk factor disclosing that the selling shareholders in this offering are frequent selling shareholders in other initial public offerings for companies that have not implemented the business plans described in their effective registration statements. These facts suggest that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank-check company. Please describe this risk.

Item 11. Information about the Registrant, page 10

Description of Business, page 10

5. We have reviewed your response to comment seven in our letter dated January 3, 2011 and we reissue this comment in part. As previously requested, please provide a description of the nature of competition within each industry in which you plan to compete and discuss the way in which you plan to compete. Refer to Item 101(h) of Regulation S-K. We also note your revision in the first sentence under the "Revenue" heading on page 12 that you have not set up Google or Amazon advertising programs. As previously requested, please disclose any steps you must take to establish each of these accounts and disclose any steps you have taken to establish either of these accounts.

6. We note your response to comment eight in our letter dated January 3, 2011, but you have not revised your disclosure throughout the filing accordingly; for example, on page one. We also note your revision in the first sentence under "Our Operating Strategy" on page ten which states that your website is "being programmed to display the latest movies, trailers, and box office information." Please revise your disclosure throughout the registration statement to state that you plan to fully automate your website, but that it is not yet fully automated.

Part II. Information not Required in the Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-3

7. We note your response to comment 15 in our letter dated January 3, 2011 and we reissue this comment. Please file the form subscription agreement(s) used in your Rule 506 offering described on page II-2 as an exhibit.

Exhibit 5.1

8. Please change the reference to "Experts" in the last paragraph to "Interests of Named Experts and Counsel."

Exhibit 23.1

9. We note your response to comment 17 in our letter dated January 3, 2011. Please also add the consent to the reference of the audit firm under the caption "Interests of Named Experts and Counsel" in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720, with any other questions.

Sincerely,

/s/ Brigitte Lippmann for

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.